Exhibit 99.1

SAI.TECH Announces to host the upcoming “2nd Bit Heat Day” at its newly powered up U.S. R&D Center SAI NODE Marietta in Ohio

Singapore, Aug. 07, 2023 (GLOBAL NEWSWIRE) — SAI.TECH Global Corporation (“SAI.TECH” or “SAI” or the “Company”, NASDAQ: SAI, SAITW) is proud to announce the return of its 2nd “Bit Heat Day,” which will take place on August 9, 2023, in Marietta, Ohio. The second Bit Heat Day will be held at the newly built SAI US R&D Center SAI NODE Marietta and the OCEC Computing Heat Recycle Technology Development Center (together, the “Centers”), which is successfully powered on today after months of development.

About Bit Heat Day

The 2nd, 2023 Bit Heat Day is hosted by SAI and the Organization of Clean Energy and Climate (“OCEC”), a non-profit organization. On the event, SAI and OCEC will unveil the groundbreaking SAI US R&D Center SAI NODE Marietta and OCEC Computing Heat Recycle Technology Development Center located in Marietta, Ohio. The guests will be the first to witness how SAI’s proprietary technology captures waste heat from high-performance computing and supply the recycled heat for greenhouse heating in a controlled manner. The recycled heat can be used not only to benefit agricultural operations, but also have the potential to expand to residential and commercial heating applications, or fishery and poultry applications in the future.

The SAI US R&D Center and OCEC Computing Heat Recycle Center will serve as an open scale-up testing platform for computing heat capture and supply technology, data center operation system and various heat recycle applications supported by current and future AI and Bitcoin mining technology.

“On last year’s 1st Heat Day, we used SAI’s liquid cooling waste heat recovery technology to bring Satoshi Nakamoto’s prediction into reality. In 2010, Satoshi said that Bitcoin mining would ultimately be used for heating. On the 2nd Bit Heat Day event, when the timing coincides with the growing demand for AI computing, we hope to use SAI’s solution to quickly transition the computing power of BTC and AI to a clean and sustainable state.” The founder and CEO of SAI, Arthur Lee, expresses his excitement about this upcoming event. “We also hope that more chip, computing power, and cloud computing service companies will join us to accelerate this process.”

Arthur believes that in 10 years, at least 30% of the global BTC and AI computing power should have the capability to utilize waste heat. Only in this way can the globe accelerate the realization of carbon neutrality. He adds, “our mission is to let every individual in the future benefit from sustainable and cost-effective BTC & AI computing services.”

This initiative underscores SAI’s dedication to empowering the intensive computing industry with sustainability and social responsibility.

Below are some important details about this event:

The event will take place from 2:00 to 4:00 p.m. Wednesday, August 9 at 550 Gravel Bank Road, Marietta, OH, 45750.

Event Agenda:

2:00- 3:00 p.m. Welcome remark & Keynote speech

Jesse C. Roush – Executive Director of Southeast Ohio Port Authority. His topic is how a merger of historic competencies and high-performance computing in local areas (industrial electricity and agriculture) can support economic growth.

Tao Wu – OCEC Director of Computing Heat Recycle Technology Development Center. His topic is the challenges and Future of Computing Heat Recycling.

Marcus McCartney – Agriculture and Natural Resources Educator of Ohio State University. His topic is how agriculture could benefit from computing heat recycling.

Lauren Lin – Director of Business Development of Luxor. His topic is the Hashrate Index: Shining a Light on Bitcoin Mining’s Energy Consumption.

Haotian Li – CTO of Redesign Science. His topic is utilizing computation to find a cure for cancer.

Arthur Lee – CEO of SAI. His topic is the future of the Heat Recycle Center.

3:00- 4:00 p.m. The greenhouse and data center tour

SAI will guide you through the local greenhouse to witness plants thriving under the heat supply.

After 4:00 p.m. Tea break & guest networking

Guests will have time to socialize over catering services.

For more information on 2023 Bit Heat Day, please follow the Bit Heat Day featured Twitter account: @Bitcoinheatday and SAI’s official twitter account: @SAI2TECH. Please note that the event will also be live on YouTube.

SAI is pleased to explore the future of advanced technologies in liquid cooling and computing heat recovery with the welcoming guests.

About SAI.TECH

SAI.TECH is a Nasdaq-listed (SAI) company headquartered in Singapore. SAI is dedicated to providing a zero-carbon energy system (HEATNUC) based on Small Modular Reactor, providing clean computing services based on liquid cooling and chip waste heat utilization technology (ULTIWIT), and providing cloud computing services based on blockchain and AI technology (BOLTBIT).

In May 2022, SAI became a publicly traded company under the new ticker symbol “SAI” on the Nasdaq Stock Market (NASDAQ) through a merger with TradeUP Global Corporation (“TradeUP”). For more information on SAI.TECH, please visit https://sai.tech/.

About OCEC

The Organization of Clean Energy and Climate (“OCEC”) is a non-profit organization with the mission to perform research and study on more effective ways to use computing heat, develop the technology and system to demonstrate how residential, commercial, and industrial scenarios can recycle the computing heat waste as a replacement for traditional heating.

The OCEC operates with the goal of building the OCEC Computing Heat Recycle Technology Development Center in a way to benefit the local community. As the first of this kind of R&D center, OCEC continues to be the leader in this area and brings the best computing heat recycling solution to the world, and be one of the key contributors to achieving carbon-neutral efforts.

For more information on OCEC, please visit https://ocec.co/.

Safe Harbor Statement:

This press release may contain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. The words “believe”, “expect”, “anticipate”, “project”, “targets”, “optimistic”, “confident that”, “continue to”, “predict”, “intend”, “aim”, “will” or similar expressions are intended to identify forward-looking statements. All statements other than statements of historical fact are statements that may be deemed forward-looking statements. These forward-looking statements including, but not limited to, statements concerning SAI.TECH and the Company’s operations, financial performance and condition are based on current expectations, beliefs and assumptions which are subject to change at any time. SAI.TECH cautions that these statements by their nature involve risks and uncertainties, and actual results may differ materially depending on a variety of important factors such as government and stock exchange regulations, competition, political, economic and social conditions around the world including those discussed in SAI.TECH’s Form 20-F under the headings “Risk Factors”, “Results of Operations” and “Business Overview” and other reports filed with the Securities and Exchange Commission from time to time. All forward-looking statements are applicable only as of the date it is made and SAI.TECH specifically disclaims any obligation to maintain or update the forward-looking information, whether of the nature contained in this release or otherwise, in the future.

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